Filed Pursuant to Rule 424(b)(3)
Registration No. 333-103739

Supplement to Prospectus Supplement and Prospectus dated April 10, 2003, as previously amended on April 15, 2003, April 25, 2003 and May 9, 2003

República Oriental del Uruguay
         acting through Banco Central del Uruguay as its Financial Agent

Offer to Exchange involving the issuance of Eligible Bonds for New Bonds

               This Supplement supplements the information provided in the Republic of Uruguay's Prospectus Supplement and Prospectus dated April 10, 2003, as previously amended on April 15, 2003, April 25, 2003 and May 9, 2003. Capitalized terms not defined in this Supplement have the meanings ascribed to them in the Prospectus Supplement and Prospectus, as applicable.

                The Republic of Uruguay announced on May 16, 2003 that holders of approximately 90% of Uruguay's foreign currency bonds had accepted Uruguay's proposal to reprofile the maturities of those instruments. Uruguay will therefore proceed to complete its comprehensive debt reprofiling on May 29, 2003, the scheduled closing date. Bondholders that have not yet agreed to participate in the transaction have been given five additional days -- until May 22, 2003 -- to tender their bonds.

                Uruguay's debt reprofiling was announced on April 10, 2003. The transaction had three components: a proposed exchange of approximately US$1.6 billion of foreign currency bonds placed in Uruguay (the "domestic offer"); a proposed exchange of approximately US$3.5 billion of bonds placed in the international markets (the "international offer"); and a proposed amendment to Uruguay's Japanese Yen bond in the amount of Yen 30 billion (the "Samurai bond amendment").

                Holders of approximately 98% of the bonds eligible to participate in the domestic offer had accepted Uruguay's offer by its scheduled expiration date of May 14, 2003.

                Holders of approximately 85% of the bonds eligible to participate in the international offer had accepted Uruguay's offer by its scheduled expiration date of May 15, 2003.

                Having been approved by the required percentage of Samurai bondholders at the bondholders' meeting held in Tokyo on May 15, 2003, the Samurai amendments will be effective on 100% of the Samurai bonds.

                As of the scheduled expiration date of each component of the offer, the overall participation rate exceeded the minimum threshold established in the international offer documents as a condition to completion of the international offer. Uruguay announced that it will therefore proceed to complete its comprehensive debt reprofiling on May 29, 2003, the scheduled closing date.

               The domestic and international offers have been kept open for a further five days to give holders of remaining bonds an opportunity to participate. The international offer is now scheduled to expire at 3:00 P.M. (New York City time) on May 22, 2003 (which will become the "Expiration Date" for purposes of the international offer).

              Bondholders that tendered their bonds in the international offer prior to the original expiration date of May 15, 2003 and previously elected to receive maturity extension bonds in exchange for their eligible bonds may, beginning on May 19, 2003, access and change their previously-submitted letters of transmittal via the Offer Website to elect to receive benchmark bonds instead of maturity extension bonds (pursuant in all cases to the terms of the offer as described in the international offer documents). However, such bondholders will not have the right to withdraw bonds previously tendered.

               The international offer also sought bondholders' consent -- independent of participation in the offer -- to a limited number of amendments ("exit amendments") to certain terms of the bonds. Detailed information as to the aggregate percentage of each series of bonds that voted for the amendments, and the aggregate principal amounts of each series of bonds tendered in the international offer, will be announced by press release on May 19, 2003.

                Citigroup acts as the Global Coordinator and Dealer Manager for the international offer and Citibank, N.A., acts as Exchange Agent.

               Bondholders participating in the offer will receive on the closing date accrued but unpaid interest through the closing date on bonds tendered.

               Holders of bonds eligible for the international offer or custodians for such holders may obtain a copy of the offering document and prospectus for the international offer from Mellon Investors Services LLC 1-866-894-3618 (toll free number), 1-917-320-6286 (outside US).

               A holder of eligible bonds desiring to participate in the international offer must submit, or arrange to have submitted on its behalf, prior to 3:00 P.M. (New York City time) on May 22, 2003, a duly completed letter of transmittal electronically via the Citigroup Offer Website. The Citigroup Offer Website is only accessible by password, which a holder may obtain by contacting Citigroup
(New York 1-212-723-9474; London 44-207-986-9283). The holder must then follow the procedures for submitting the letter of transmittal and delivering bond instructions described in the materials relating to the international offer posted at that Offer Website.

May 19, 2003